Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the “Company”): Dealings in Securities

The following information is disclosed in compliance with the JSE Limited Listings Requirements:

Name	: Michael John Hankinson

Designation	: Chairman and Non-Executive Director, Grindrod Shipping Holdings Ltd.

Class of securities	: Ordinary shares

Date of transaction	: 24 August 2021

Number of securities	: 1,200

Price per security	: R209.5513

Total value	: R251,461.56

Nature of transaction	: Purchase of the Company’s ordinary shares on the open market

Extent of interest in transaction	: Direct, beneficial

By order of the Board

27 August 2021

Sponsor: Grindrod Bank Limited